Exhibit 4.77

Greenwich Biosciences, Inc.

Change in Control and Severance Benefit Plan

Participation Agreement

Name:	Volker Knappertz

Section 1.      Eligibility.

You have been designated as a Participant eligible to receive Severance Benefits under the Greenwich Biosciences, Inc. Change in Control and Severance Benefit Plan (the “Plan”), a copy of which is attached as Exhibit A to this Participation Agreement (the “Participation Agreement”).

Capitalized terms not explicitly defined in this Participation Agreement but defined in the Plan shall have the same definitions as in the Plan. You will be eligible to receive the Severance Benefits set forth below if you meet all the eligibility requirements set forth in the Plan, including, without limitation, executing the required Release within the applicable time period set forth therein and provided that such Release becomes effective in accordance with its terms. The Severance Benefits are in addition to the Change in Control Benefits to which you are also eligible for under the Plan, as described in Section 3(a) of the Plan. Notwithstanding the schedule for provision of benefits as set forth below, the schedule and timing of payment of any Severance Benefits under this Participation Agreement is subject to any delay in payment that may be required under Section 5 of the Plan.

Section 2.      Involuntary Termination. If you incur an Involuntary Termination that does not occur within the Change in Control Period, you shall receive the Severance Benefits set forth in this Section 2.

(a)          Base Salary. You shall receive payment of your Base Salary for nine months (the “Base Salary Payment Period”). The Base Salary will be paid to you in equal installments on the Company’s regular payroll schedule, subject to all standard deductions and withholdings, for a nine month period commencing on the first payroll period following the effective date of your Release. Notwithstanding the foregoing, the Plan Administrator, it its sole discretion, may determine to pay some or all of the Base Salary payments in one lump sum cash payment on or before the Short-Term Deferral Deadline.

(b)          Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan continuation coverage under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) following your date of termination, the Company shall pay directly to the carrier the full amount of the COBRA premiums on behalf of you for your continued coverage under the Company’s group health plans, including coverage for your eligible dependents, until the earliest of (i) the end of the nine month period following the date of your termination (the “COBRA Payment Period”), (ii) the expiration of your eligibility for the continuation coverage under COBRA, or (iii) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment. Upon the conclusion of such period of insurance premium payments made by the Company, you will be responsible for the entire payment of premiums (or payment for the cost of coverage) required under COBRA for the duration of your eligible COBRA coverage period, if any. For purposes of this Section, (1) references to COBRA shall be deemed to refer also to analogous provisions of state law and (2) any applicable insurance premiums that are paid by the Company shall not include any amounts payable by you under a U.S. Internal Revenue Code Section 125 health care reimbursement plan, which amounts, if any, are your sole responsibility.

Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the U.S. Public Health Service Act), then in lieu of paying COBRA premiums directly to the carrier on your behalf, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period a fully taxable cash payment equal to (x) the value of your last monthly group health insurance premiums immediately prior to your Involuntary Termination or (y) the value of your last monthly COBRA premiums paid by the Company, as applicable (dependent on the time the Company makes such determination that it cannot pay the COBRA premiums directly) and in either case subject to applicable tax withholding (such amount, the “Special Severance Payment”), such Special Severance Payment to be made without regard to your election of COBRA coverage or payment of COBRA premiums and without regard to your continued eligibility for COBRA coverage during the COBRA Payment Period. Such Special Severance Payment shall end upon expiration of the COBRA Payment Period.

(c)          Outplacement Benefits. The Company will provide you with outplacement services from an executive outplacement organization arranged for by the Company, to assist you in the search for new employment. Such outplacement services must commence within the first six months following the date of your termination and shall not exceed six months in duration. The Company will pay for the services directly to the outplacement organization, in an amount not to exceed $15,000.

Section 3.      RIF Termination. If you incur a RIF Termination, you shall receive the Severance Benefits set forth in this Section 3.

(a)          Enhanced Involuntary Termination Benefits. You shall receive each of the benefits described in Section 2(a)(b) and (c) above, except that the Base Salary Payment Period and the COBRA Payment Period shall be twelve, rather than nine, months.

(b)          Bonus. You will receive an amount equal to the greater of (1) your annual target bonus for the year in which the date of your termination occurs, if established by the Company at the time of such termination, and (2) the average of the actual annualized bonus payment percentages (as described below) for the three years prior to the year in which date of termination occurs (the greater of such amounts (1) and (2), as applicable, the “Severance Bonus”), pro-rated for the period of time (measured on a weekly basis) you provided services to the Company during the year in which your termination occurs. Your “bonus payment percentage” for purposes of calculation of your Severance Bonus Amount is the actual annual bonus earned by you with respect to a particular year, expressed as a percentage of your annual base salary for such year. The pro-rated Severance Bonus shall be payable to you in a lump sum payment within 30 days following the effective date of your Release, but in any event on or before the Short-Term Deferral Deadline.

(c)          Equity Acceleration. The vesting and exercisability (if applicable) of each unvested Equity Award that you hold that is subject to vesting over time shall be accelerated to the extent necessary to give effect to the period of time you remained continuously employed with the Company prior to your RIF Termination during the full duration of vesting period of such Equity Award. For example, if your Equity Award vests upon conclusion of your service for a three-year period and your RIF Termination occurs after you have completed one year of such service, you shall accelerate vesting and exercisability as to one-third of such Equity Award. Each unvested Equity Award that you hold that is subject to vesting based on the achievement of performance conditions for which such achievement has not yet occurred, vesting acceleration shall occur to the extent the Committee determines that it is fair and reasonable to consider that the performance conditions would have been achieved had you remained continuously employed during the full duration of the performance period, pro-rated for the period of time you remained continuously employed with the Company prior to your RIF Termination during the full duration of performance period of such Equity Award.

Section 4.      CIC Termination. If you incur a CIC Termination, you shall receive the Severance Benefits set forth in this Section 4.

(a)          Enhanced RIF Termination Benefits. You shall receive each of the benefits described in Section 3(a) and (b) above, except that:

(1)         the Base Salary Payment Period and the COBRA Payment Period shall be 18, rather than 12, months;

(2)         the Severance Bonus shall not be pro-rated and shall instead by multiplied by 1.5; and

(3)         the Base Salary payments will be made to you in one lump sum cash payment within 30 days following the effective date of your Release, but in any event on or before the Short-Term Deferral Deadline.

(b)          Equity Acceleration. If the Change in Control is a Parent CIC, each Equity Award that you hold will receive Full Acceleration in connection with such Change in Control as provided under Section 3(a)(1) of the Plan (which is irrespective of your CIC Termination). If your CIC Termination occurs within the one month before any Change in Control (including a Parent CIC and/or Company CIC), each Equity Award that you hold shall receive Full Acceleration, as of immediately prior to the Closing or on such other date as the Committee may determine, such date being no later than the Closing. If necessary to give effect to this Section 4(b), upon your Involuntary Termination, all of the Equity Awards you hold as of immediately prior to your Involuntary Termination shall remain outstanding after your Involuntary Termination for at least until the earlier of (i) one month after your Involuntary Termination or (ii) the Closing, if sooner. If the Change in Control is a Company CIC that is not also a Parent CIC and your CIC Termination has not occurred prior to such Company CIC, each Replacement Equity Award that you hold will receive the treatment described in Section 3(a)(2) of the Plan.

Section 5.      No Duplication of Benefits. For the avoidance of doubt, upon your Involuntary Termination, you shall be eligible to receive Severance Benefits under one, but not more than one, of Sections 2, 3 or 4 of this Participation Agreement. If you incur an Involuntary Termination and are eligible for Severance Benefits under more than one of Sections 2, 3 and 4, you shall receive the Severance Benefits under the Section providing the greatest level of benefits to you (without duplication) and such Severance Benefits shall be reduced by any Severance Benefits previously provided to you under a different Section of this Participation Agreement. For example, if you incur an Involuntary Termination and within the following one month period a Closing occurs, you will receive benefits under Section 4 and any such benefits shall be reduced by any benefits previously paid to you under Section 2.

Section 6.      Acknowledgements.

As a condition to participation in the Plan, you hereby acknowledge each of the following:

(a)          The benefits that may be provided to you under this Participation Agreement are subject to certain reductions and termination under the Plan.

(b)          As further provided in Section 2(b) of the Plan, this Plan and the benefits provided hereunder shall supersede any change in control or severance benefits in any individually negotiated employment contract, offer letter or other written or oral agreement between the Company and you, specifically including any written notice or pay-in-lieu of notice provisions that the Company and you have previously agreed to or that has otherwise been communicated by the Company.

(c)          Your eligibility for and receipt of any Severance Benefits to which you may become entitled under this Participation Agreement is expressly contingent upon your compliance with the terms and conditions of the Release and the provisions of the Confidential Information and Invention Assignment between you and the Company dated May 18, 2017 as may be amended from time to time (the “Confidentiality Agreement”). Severance benefits under this Participation Agreement shall immediately cease in the event of your violation of the provisions of the Release or the Confidentiality Agreement.

To accept the terms of this Agreement and participate in the Plan, please sign and date this Agreement in the space provided below and return it to Shelly Applegate, Vice President, Human Resources no later than July 31, 2017.

Greenwich Biosciences, Inc.

By:	/s/ Justin Gover
Justin Gover

Title:	Chief Executive Officer

Date:	July 12th, 2017

Participant

/s/ Volker Knappertz
Volker Knappertz

Date:	7/13/2017

Exhibit A

Change in Control and Severance Benefit Plan